United States securities and exchange commission logo





                             April 8, 2022

       Huihe Zheng
       Chairman of the Board, CEO, and President
       QDM International Inc.
       Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
       Changning District
       Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Form 10-K for the
fiscal year ended March 31, 2021
                                                            Filed on July 12,
2021
                                                            Forms 10-K/A for
the fiscal year ended March 31, 2021
                                                            Filed October 21,
2021
                                                            Filed December 17,
2021
                                                            Filed February 25,
2022
                                                            File No. 000-27251

       Dear Mr. Zheng:

              We have reviewed your February 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the fiscal year ended March 31, 2021 filed February 25, 2022

       Cover page

   1. On the cover page of your filing, please disclose prominently that you are not a Chinese operating company but a
Florida holding company with operations conducted by your
                                                        subsidiaries and that
this structure involves unique risks to investors. Explain whether
                                                        China law prohibits
direct foreign investment in the operating companies, and disclose whether investors will
ever directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations
 Huihe Zheng
FirstName   LastNameHuihe Zheng
QDM International   Inc.
Comapany
April       NameQDM International Inc.
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
         and/or a material change in the value of the securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company as a result of this structure.
2. We note your cover page i references the December 16, 2021 determinations of the Public
         Company Accounting Oversight Board (the    PCAOB   ), and the Holding
Foreign
         Companies Accountable Act. Please revise this explanatory note to prominently disclose the following:
             Revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021
             Revise to disclose whether and how the Holding Foreign Companies Accountable
              Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.
             Revise to disclose a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.
3. Please revise the explanatory note on your cover page, and revise your Business section in
         Part I, to disclose a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable.
         Provide cross-references to your related discussions in other areas of the filing.
Part I, page 1

4.       At the onset of Part I, provide a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies)
in which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how the company may incur substantial costs to enforce the terms of the arrangements. Disclose any uncertainties regarding the status of the rights of the
         Florida holding company and any challenges the company may face due to legal uncertainties and jurisdictional limits.
5. In the summary Risk Factors in Item 1A, and with a cross-reference to the discussion of these risks in the Business section of Part I, Item 1., please disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, revise to disclose each of the following:
             Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure.
             Revise to specifically discuss risks arising from the legal system in China, including
 Huihe Zheng
FirstName   LastNameHuihe Zheng
QDM International   Inc.
Comapany
April       NameQDM International Inc.
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
              risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
                Revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.
                Please disclose the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
                Revise to include cross-references to related disclosures in the filing.
6. At the onset of Business in Part I., Item.1, please revise to provide prominent disclosure of the specific consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. At the onset of Business in Part I., Item.1, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors as well as the ability to settle amounts owed.
8. We note your disclosure on page 2 that you do not believe you are required to obtain permission or approval from the CAC. Please revise to disclose how this oversight impacts your business. Further, revise to disclose the basis for this determination, such as
         the details of your internal risk assessment, or your counsel   s
consent.
9. In the Risk Factors in Item 1A, as it appears your officers and directors are located in
         China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

         You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-
 Huihe Zheng
QDM International Inc.
April 8, 2022
Page 4

3474 with any other questions.



FirstName LastNameHuihe Zheng         Sincerely,
Comapany NameQDM International Inc.
                                      Division of Corporation Finance
April 8, 2022 Page 4                  Office of Finance
FirstName LastName